UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:  ☑    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated August 28, 2007

2.	The Company’s unaudited financial statements for the quarter ended June 30, 2007

3.	Management’s discussion and analysis for the quarter ended June 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

Media Release

This press release should be read in conjunction with the Company’s Management Discussion & Analysis and 6-K financial documents.

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.5300 to US$1.00. [Conversion rate as at 30 June 2007 from the Federal Reserve Bank of New York.]

Pacific Internet Reports Record Revenues of US$34M in

Second Quarter 2007

SINGAPORE, 28 August 2007 — Pacific Internet Limited (NASDAQ:PCNTF) (“PacNet” or the “Company”), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, today reported Second Quarter 2007 results for the quarter ended 30 June 2007, increasing 10.0% to US$34.33 million. The Company also reported a net income of US$0.69 million during the quarter, up 3.0% compared to the same quarter in 2006.

The Company’s Corporate Business in its main growth engine, contributing 82.5% of total sales in the same period. The corporate customer base is 125,000 customers, as at 30 June 2007. Revenues from outside of Singapore grew to 68.0% of PacNet’s business, demonstrating PacNet’s regional network’s vibrancy as an international service provider.

Mr. Phey Teck-Moh, President and CEO of the Company said, “During this quarter, we rolled out more SME-targeted services such as PacNet @Office, Global Security-in-the-Cloud, Global Internet Virtual Private Network (VPN) and PacNet Vocal. All these services help our SME customers be more efficient, communicate better and to have more secure networks, among many other benefits.”

“Across our markets, we remained focused on understanding and meeting our customers’ existing and emerging needs to bring them services that they truly value.” said Mr. Phey.

Summary of Results

Table 1: Selected Financial Data

	Three Months Ended 30 June
	2007 (US$’000)	2006 (US$’000)	Variance
REVENUES:

Access Services:	24,459	22,292	10%
- Broadband	14,607	13,886	5%
- Leased Line	7,427	4,920	51%
- Dial-Up	2,425	3,486	-30%

IP Services:	8,145	6,761	20%
- Voice	3,352	2,940	14%
- Hosting/Hosted	2,416	1,582	53%
- Security	484	472	3%
- Roaming	259	498	-48%
- Others	1,634	1,269	29%

Travel (Commission) and Others:	1,730	2,292	-25%

Total Revenues	34,334	31,345	10%

Corporate Business Revenue	28,339	23,361	21%
Consumer Business Revenue	5,995	7,984	-25%
Cost of Sales	18,486	15,682	18%
Operating Expenses	15,075	14,998	1%

Net Income	694	672	3%

Revenues

The quarter ended 30 June 2007 generated net revenues of US$34.33 million; which increased by 9.5% compared to the three months ended 30 June 2006. Quarterly revenue surpassed S$50 million for the first time.

Of the total revenue growth of 9.5% over the same period last year, revenue growth of 7% was a result of organic growth in our country operations. The higher revenues were primarily driven by growth of Leased Line, Broadband and IP Services Revenues. Revenue growth of 5% was on account of consolidation of one of our entities in our Thailand operation namely WNS (World Net & Services Co Ltd) effective this quarter, which was earlier equity accounted for. The above-mentioned growth was offset with an impact of 2% resulting from a one-time reversal of accrued Australia Tax Office (“ATO”) penalty confirmed as not required in the year 2006.

The corporate business segment, which is our key customer segment, grew revenue by 21.3% from the same quarter last year. This segment contributed approximately 82.5% of the total revenues.

Access Services: Our Access Services business remains the dominant revenue segment, contributing 71.2% of total revenues in the quarter ended 30 June 2007. Access Services revenues grew 9.7% compared to the quarter ended 30 June 2006. Broadband and Leased Line both experienced growth (5.2% and 51.0% respectively).

IP Services: This is formerly known as Value Added Services. Included in this IP-Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services. For the quarter ended 30 June 2007 and 30 June 2006, Revenues from IP services accounted for 23.7%, and 21.6% of our total quarter revenues respectively. The IP Services business continues its growth, grew by 20.5% compared to the same quarter last year, to reach US$8.1 million. The main driver for growth in this business segment was the voice business, hosting business, and inter-country connectivity services.

Operating Costs and Expenses

Total operating expenses, excluding cost of sales were US$15.1 million, reflecting a slight increase of 1% compared to the same quarter last year. The increase was due to an increased in sales and marketing expenses, mitigated by lower general and administrative expenses.

Cost of sales for the quarter increased 17.9% to US$18.49 million compared to US$15.68 million during the same quarter last year; due to higher bandwidth Internet access services in line with market demand and development.

Staff cost as a percentage of revenues was 26.2% for 30 June 2007, compared to 27.4% for 30 June 2006. Headcount (excluding associate operations in India) as at the end of 30 June 2007 was 999 employees, which was 11.5% higher than the same period last year. Revenue per employee for the quarter remains consistent with last year at approximately US$34,600.

General and Administrative (G&A) Expenses consist of payroll expense and staff related costs, traveling expense, professional and consultancy fees and other expenses. These expenses for the quarter decreased 16.3% to US$3.58 million. The decrease was mainly due to professional fees relating to MediaRing Takeover Offer and cost relating to the transfer of our Australia technical centre to Newcastle in Year 2006.

Earnings

For the quarter ended June 30, 2007, net income was US$ 0.69 million, a 3.2% increase compared to the same period last year. This was primarily due to the higher operating income during the quarter.

Cash Position

The Group’s cash position remained strong with cash and cash equivalents and fixed deposits of US$40.5 million. Cash generated by operating activities was US$2.5 million. This was offset by the outflow of US$2.0 million in investing activities, primarily for the acquisition of fixed assets. Cash inflow from financing activities amounted to US$0.3 million.

Business Highlights for Second-Quarter 2007

•

Launch of New IP Services – PacNet launched two new IP services on 30 April 2007: Global Security-in-the-Cloud offers a hosted solution to meet enterprises’ needs for cost-effective enhanced network security. Global Internet Virtual Private Network (VPN) service is a solution to improve companies’ regional connectivity as a VPN on public networks or as a back-up network to their existing private Wide Area Networks (WAN).

•

PacNet Vocal Launches – Pacific Internet Thailand launched PacNet VOCAL on 4 May 2007, a new enterprise-grade IP telephony solution targeted at business customers. This subscription-based service offers worldwide coverage with international dialing rates starting from two Baht per minute.

PacNet Vocal has been launched in India, Singapore, Hong Kong, the Philippines and Thailand, five countries in total.

In addition, PacNet Hong Kong acquired its Services-Based Operator (SBO) licence with the regular eigh-digit, prefixed “5800” Hong Kong telephone numbers from the Office of the Telecommunications Authority (OFTA) of Hong Kong. This will facilitate the extension of PacNet’s business-grade IP telephony solution in Hong Kong.

•

Pacific Internet Singapore launches PacNet @Office – Pacific Internet Singapore launched PacNet @Office, an all-in-one suite of business and marketing productivity tools designed to help users do more for their businesses on 18 June 2007. The service is comprises an eMarketing Tool, an eCollaboration Tool, a Website Builder Template, Online Storage, Emails On-the-Move, and a Calendar and Contact Lists.

•

Takeover by Connect Holdings Limited – On 2 May 2007, Connect announced a voluntary conditional general offer to acquire all the issued ordinary shares in the capital of PacNet. Further, On June 7, 2007, Connect announced the revision of the Offer price from US$10.00 to US$11.00 net in cash per share without interest and stated that the revised Offer price was final and announced an extension of the expiration date of the Offer from June 7, 2007 to June 22, 2007.

On June 25, 2007, Connect announced that the Offer had been declared unconditional in all respects and that the initial Offer period has successfully closed. Finally, On July 12, 2007, Connect announced the subsequent Offer period to be successfully closed. As on July 12, 2007, Connect owns approximately 87.59% of the issued shares of PacNet.

-Ends-

Conference Call and Web Cast

PacNet will host a conference call to discuss the results:

US Eastern Time:	28 August 2007 @ 9.30 a.m.
Singapore Time:	28 August 2007 @ 9.30 p.m.

Dial-in numbers:	US:	(800) 289-0533 (US Toll Free)
	International:	+1-913-981-5525 (International)

Replay telephone nos.:	US:	888-203-1112
	International	+1-719-457-0820

The pass code is 4692361

The call will also be webcast “live” at: www.pacnet.com/investor/

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data and voice services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Media / Investors / Analysts / Contact

Bernard Ho

Group Corporate Communications

Mobile: (65) 9782 3393

Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of June 30, 2007

With Comparative Amounts from December 31, 2006

	Dec 31, 2006 S$’000	Jun 30, 2007 S$’000	Jun 30, 2007 US$’000
	Restated
Cash and cash equivalents	57,821	59,030	38,582
Fixed deposit with financial institution	2,412	2,881	1,883
Accounts receivable - net	38,333	34,016	22,232
Other receivables	7,330	8,265	5,402
Inventories	503	446	292

Total current assets	106,399	104,638	68,391

Investments	39	32	21
Fixed assets - net	19,007	19,339	12,640
Goodwill and intangible assets - net	36,671	39,160	25,595
Other non-current assets	3,923	2,544	1,662

Total non-current assets	59,640	61,075	39,918

TOTAL ASSETS	166,039	165,713	108,309

Bank borrowings	20	18	12
Accounts payable	16,279	15,672	10,243
Other payables	38,051	32,477	21,227
Current portion of capital lease obligations	196	137	90

Total current liabilities	54,546	48,304	31,572

Capital lease obligations, less current portion	102	44	29
Other non-current and deferred liabilities	2,035	1,878	1,227

Total non-current liabilities	2,137	1,922	1,256

Minority interest	588	686	448

Shareholders’ equity
Ordinary shares	114,143	114,628	74,920
Additional paid-in capital	16,093	16,137	10,547
Accumulated deficit and other comprehensive income	(21,468)	(15,964)	(10,434)

Total shareholders’ equity	108,768	114,801	75,033

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	166,039	165,713	108,309

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In Singapore Dollars)

	Quarter Ended		Year To Date Jun 30,
	Jun 30, 2006 S$’000	Jun 30, 2007 S$’000	2006 S$’000	2007 S$’000
	Restated		Restated
Revenues
Dial up access	5,334	3,710	11,058	7,599
Broadband access	21,245	22,349	42,339	44,012
Leased line access	7,527	11,363	14,493	21,071
IP services/Value added services	10,345	12,462	20,216	23,773
Commission revenues	2,777	1,773	4,595	3,937
Other revenues	730	873	1,676	1,688

Total net revenues	47,958	52,530	94,377	102,080

Cost of sales	23,993	28,283	47,024	54,464

Gross profit	23,965	24,247	47,353	47,616

Other operating costs and expenses
Staff costs	13,129	13,771	26,627	27,529
Sales & marketing	954	1,520	2,137	2,475
Other general & administrative	6,546	5,477	10,678	10,482
Depreciation & amortization	2,111	2,191	4,082	4,243
Allowance for doubtful accounts receivable	207	105	444	164

Total other operating costs and expenses	22,947	23,064	43,968	44,893

Operating income	1,018	1,183	3,385	2,723

Other income (expenses)
Net interest income	440	347	905	828
Net (loss) gain on foreign currency	(210)	(97)	(436)	224
Loss on disposal of fixed assets	(20)	(25)	(16)	(20)
Equity in gain of unconsolidated affiliates	103	99	463	437
Others	232	(30)	351	567

Total other income	545	294	1,267	2,036

Income before income taxes and minority interest	1,563	1,477	4,652	4,759
Provision for income taxes	(488)	(386)	(1,113)	(1,043)

	1,075	1,091	3,539	3,716
Minority interest of consolidated subsidiaries	(48)	(31)	(76)	(78)

Income before extraordinary item	1,027	1,060	3,463	3,638
Extraordinary item	—	—	20	—

Net income	1,027	1,060	3,483	3,638

Net income from continuing operations per share - basic	$0.08	$0.08	$0.26	$0.26

Net income per share - basic	$0.08	$0.08	$0.26	$0.26

Net income from continuing operations per share - diluted(1)	$0.07	$0.07	$0.25	$0.26

Net income per share - diluted (1)	$0.07	$0.07	$0.25	$0.26

Weighted average number of shares outstanding - basic	13,528,812	13,835,170	13,490,113	13,832,085

Weighted average number of shares outstanding - diluted (1)	14,028,528	14,209,495	13,952,811	14,224,907

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In US Dollars)

	Quarter Ended		Year To Date Jun 30,
	Jun 30, 2006 US$’000	Jun 30, 2007 US$’000	2006 US$’000	2007 US$’000
	Restated		Restated
Revenues
Dial up access	3,486	2,425	7,227	4,967
Broadband access	13,886	14,607	27,673	28,766
Leased line access	4,920	7,427	9,473	13,772
IP services/Value added services	6,761	8,145	13,213	15,538
Commission revenues	1,815	1,159	3,003	2,573
Other revenues	477	571	1,095	1,103

Total net revenues	31,345	34,334	61,684	66,719

Cost of sales	15,682	18,486	30,735	35,597

Gross profit	15,663	15,848	30,949	31,122

Other operating costs and expenses
Staff costs	8,581	9,001	17,403	17,993
Sales & marketing	624	993	1,397	1,618
Other general & administrative	4,278	3,580	6,979	6,851
Depreciation & amortization	1,380	1,432	2,668	2,773
Allowance for doubtful accounts receivable	135	69	290	107

Total other operating costs and expenses	14,998	15,075	28,737	29,342

Operating income	665	773	2,212	1,780

Other income (expenses)
Net interest income	288	227	592	541
Net (loss) gain on foreign currency	(137)	(63)	(285)	146
Loss on disposal of fixed assets	(13)	(16)	(10)	(13)
Equity in gain of unconsolidated affiliates	67	65	303	286
Others	152	(20)	229	371

Total other income	357	193	829	1,331

Income before income taxes and minority interest	1,022	966	3,041	3,111
Provision for income taxes	(319)	(252)	(727)	(682)

	703	714	2,314	2,429
Minority interest of consolidated subsidiaries	(31)	(20)	(50)	(51)

Income before extraordinary item	672	694	2,264	2,378
Extraordinary item	—	—	13	—

Net income	672	694	2,277	2,378

Net income from continuing operations per share - basic	$0.05	$0.05	$0.17	$0.17

Net income per share - basic	$0.05	$0.05	$0.17	$0.17

Net income from continuing operations per share - diluted(1)	$0.05	$0.05	$0.16	$0.17

Net income per share - diluted (1)	$0.05	$0.05	$0.16	$0.17

Weighted average number of shares outstanding - basic	13,528,812	13,835,170	13,490,113	13,832,085

Weighted average number of shares outstanding - diluted (1)	14,028,528	14,209,495	13,952,811	14,224,907

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.
(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Jun 30, 2007, which was S$1.5300 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Period Ended June 30, 2007

With Comparative Amounts from June 30, 2006

	Period Ended Jun 30,
	2006 S$’000	2007 S$’000	2007 US$’000
	Restated
OPERATING ACTIVITIES
Net income for the period	3,483	3,638	2,378
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliated	(463)	(437)	(286)
Depreciation and amortization	4,082	4,243	2,773
Loss on disposal of fixed assets	16	20	13
Gain on disposal of intangible assets	(108)	—	—
Fixed assets written off	12	4	3
Allowance for doubtful accounts receivable	444	99	65
Bad Debts written off	205	65	42
Minority interest	76	78	51
Deferred income tax (benefit) provision	(238)	318	208
Amortization of deferred compensation	1,297	44	29
Extraordinary item	(20)	—	—
Changes in non-cash working capital items:
Accounts receivable	(747)	5,079	3,320
Prepaid expenses and other assets	579	163	107
Inventories	(249)	81	53
Accounts payable	2,725	(3,645)	(2,382)
Other payables / receivables	(6,988)	(5,891)	(3,850)

Cash provided by operating activities	4,106	3,859	2,524

INVESTING ACTIVITIES
Acquisition of fixed assets	(5,028)	(2,864)	(1,872)
Acquisition of intangible assets	—	(177)	(116)
Proceeds from sale of fixed assets	35	6	4
Proceeds from sale of intangible assets	210	—	—
Fixed deposit with maturity more than 90 days	(570)	(469)	(307)
Additional interest acquired in a subsidiary	(972)	(111)	(73)
Sale of quoted investment	—	8	5

Cash used in investing activities	(6,325)	(3,607)	(2,359)

FINANCING ACTIVITIES
Bank repayments	(2,466)	—	—
Capital lease obligations	(178)	(117)	(76)
Proceeds from issuance of ordinary shares	1,468	485	317
Additional capital injection from minority interest	—	20	13

Cash (used in)/provided by financing activities	(1,176)	388	254

(Decrease)/Increase in cash and cash equivalents	(3,395)	640	419

Cash and cash equivalents at beginning of period	58,518	57,821	37,792

Effect of exchange rate changes on cash and cash equivalents	(234)	569	371

Cash and cash equivalents at end of period	54,889	59,030	38,582

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Basis of Presentation

The accompanying un-audited consolidated financial information has been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into the US dollar amounts at the exchange rate of S$1.5300 to US$1.00. [Conversion rate as at 30 June 2007 from the Federal Reserve Bank of New York.]

In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.

Business Overview

PacNet is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. We provide Internet protocol (IP) based data and voice services to businesses and individuals in Asia Pacific. We are one of the most established Internet Service Providers (ISP) in the region, having started in 1991 as TechNet, a research and development computer network for academics’ use at the National University of Singapore.

Today, we have direct presence in seven countries namely Singapore, Australia, Hong Kong, India, The Philippines, Thailand and Malaysia and we provide a broad range of Internet access and Internet services to consumers and corporate customers. Since our inception in 1995, we have grown rapidly by making strategic acquisitions of companies or businesses to increase our customer base and revenues, expanding our service offerings and providing superior customer service and technical support. For the six months ended June 30, 2007, our total revenues were S$102.08 million (US$66.72 million) and net income was S$3.64 million (US$2.38 million).

Although our range of products and services has grown, for more than a decade, we have been in the same business of helping companies, large and small, and consumers in Asia Pacific leverage the Internet to improve their business and daily life. Our core business is on IP based communications and solutions. Unlike many of our domestic competitors, we are not part of any telecommunications companies (telcos), and as such do not have restriction on our choices to work with best-of-breed solutions partners to provide innovative and cost efficient services to our customers.

Over the years, we have built a network infrastructure that enables the Group to target major Asia Pacific cities, which have high demand and growth potential for these IP based services. Currently, we deliver our services to businesses and consumers through a regional network of more than 30 points of presence (“POP”) in seven markets and have established international carrier relationships that create a reliable global coverage. Our systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group with stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

Industry Background

The Asia-Pacific region is the world’s largest regional Internet market. According to a Frost and Sullivan research, the Internet subscriber compound annual growth rate from 2004 to 2008 in China, Indonesia and India, is expected to be 25.8%, 54.4% and 48.0% respectively.

Driving the Internet growth in the region is broadband. With the continuing growth of broadband in the region, and the convergence of voice, video and data on the Internet Protocol platform, there are opportunities for service providers to offer Internet-based communications solutions to both businesses and individuals. These services include Voice over Internet Protocol (VoIP), web conferencing and Internet storage, among others, and they allow businesses and individuals to leverage the Internet to perform their activities more cost efficiently, securely and reliably.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

This growing trend of maximizing usage on access line is key for Internet service providers in the region, especially with intensifying competition. Incumbent telecommunications companies (telcos) who have infrastructure advantage against the Internet Service Providers continue to dominate the market. Market consolidation in the ISP space sees only larger-scale ISPs with economies of scale surviving and constantly innovating ISPs competing more effectively against telcos.

Business Risks

The following are some key business risks facing the Company in the course of our operations. For a full description of the Company’s “Risk Factors”, please refer to the Annual Report filed on Form 20F with the United States Securities Exchange Commission on 3 July 2007.

Customer retention levels. Our results of operations depend heavily on our ability to retain customers and are significantly affected by customer cancellations. New customer acquisition costs and the administrative expenses of enrolling and assisting new customers are substantial relative to the monthly fees we charge to our customers. The failure to attract and retain customers to our services, or an increase in the rate of customer cancellations, would have a material adverse effect on us. We intend to continue to focus on improving the high-quality Internet experience we offer, including providing superior customer and technical service and differentiating our products and services with innovative and useful tools that improve the Internet experience to attract and retain customers.

Competitive pricing pressure. We are significantly affected by the marketing and pricing decisions of our competitors. Increased competition in the industry has caused significant downward pricing pressure. We expect that competitive pressures will result in continued aggressive promotional pricing by our competitors, and that we may have to reduce our prices in order to remain competitive, as we have in the past. Unless we can lower our costs commensurately with such price decreases, our results of operations may be adversely affected.

Wholesale telecommunications access costs. Our results of operations are also significantly affected by the prices of services or products we purchase from third parties. As revenue from broadband services constituted approximately almost half of our total revenues, we are particularly sensitive to variations in broadband access costs. If third party telecommunications carriers increase the prices they charge for wholesale broadband access, it will inhibit our ability to compete for customers on a cost-effective basis, and our margins will be adversely impacted.

Corporate Goals and Strategic Plan

Our strategic plan is to transform our Group over the next five years into an IP-based communications and solutions provider, which we aim to accomplish by (i) expanding our geographic reach into previously underserved markets through a combination of acquisitions, joint ventures, partnerships and alliances; (ii) capitalizing on the anticipated growing importance of various broadband Internet technologies and exploiting “disruptive” technologies, in particular, wireless broadband; and (iii) broadening our range of IP-based service offerings to grow our revenue.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Summary of Results

Selected Financial Data

	Quarter Ended			Year To Date Jun 30,
	Jun 30, 2006 US$'000	Jun 30, 2007 US$'000	Variance	2006 US$'000	2007 US$'000	Variance
	Restated			Restated
Revenues
Access Revenues	22,292	24,459	10%	44,373	47,505	7%

Dial up access	3,486	2,425	-30%	7,227	4,967	-31%
Broadband access	13,886	14,607	5%	27,673	28,766	4%
Leased line access	4,920	7,427	51%	9,473	13,772	45%

IP services/Value added services	6,761	8,145	20%	13,213	15,538	18%

Voice	2,940	3,352	14%	5,796	6,459	11%
Hosting	1,582	2,416	53%	3,038	4,499	48%
Security	472	484	3%	956	990	4%
Roaming	498	259	-48%	1,015	595	-41%
Others	1,269	1,634	29%	2,408	2,995	24%

Commission revenues	1,815	1,159	-36%	3,003	2,573	-14%
Other revenues	477	571	20%	1,095	1,103	1%
Total net revenues	31,345	34,334	10%	61,684	66,719	8%

Corporate Business Revenue	23,361	28,339	21%	46,041	54,593	19%
Consumer Business Revenue	7,984	5,995	-25%	15,643	12,126	-22%

Cost of sales	15,682	18,486	18%	30,735	35,597	16%
Gross profit	15,663	15,848	1%	30,949	31,122	1%

Operating Expenses	14,998	15,075	1%	28,737	29,342	2%

Net income	672	694	3%	2,277	2,378	4%

Key Operating Statistics

The following table represents our subscriber base by geography and by product lines:

	Corporate Business Base				Corporate Business Total	Consumer Total	Grand Total
Country Operations	Broadband	Leased Line	Dial-Up	IP Services		(Broadband, Dial-Up & IP Services)
Singapore	8,406	622	14,786	976	24,790	69,150	93,940
Australia	11,800	316	164	25,016	37,296	36,274	73,570
Hong Kong	13,167	186	40,821	4,205	58,379	23,849	82,228
Philippines	180	219	191	2,106	2,696	39,880	42,576
Malaysia	2	68	5	26	101	—	101
Thailand	494	570	142	181	1,387	1,684	3,071
India	—	165	—	136	301	3	304
Group's Customer Base (As at 30 June 2007)
Grand Total	34,049	2,146	56,109	32,646	124,950	170,840	295,790
Group's Customer Base (As at 30 June 2006) - restated
Grand Total	32,373	1,906	62,159	27,428	123,866	211,558	335,424
Variance	5%	13%	-10%	19%	1%	-19%

The group registered 295,790 customers as at end of June 30, 2007. This was a decrease of 39,634 customers from the same period last year, which was primarily due to decline in dial up customers. Corporate customers constituted 42.2% of the total customer base compared to 36.9% in the same quarter last year.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Average Revenue Per User (ARPU) analysis:

The following table represents the Monthly Average Revenue Per User (ARPU) by product lines:

	Monthly Average Revenue Per User (ARPU): US $
	Quarter Ended June 30
	2007	2006 (restated)
Dial-Up (Consumer)	$5	$7
Broadband (Consumer)	$29	$31

Dial-Up (Corporate)	$3	$3
Broadband (Corporate)	$110	$107
Leased Line	$1,280	$1,189
IP Services/VAS	$77	$44

Note:

•

Monthly Average Revenue Per User (ARPU) for each period is based on different consolidated subscriber base. A higher subscriber base in a period can result in a relatively lower monthly ARPU when compared to another period with a lower subscriber base.

•	ARPU computation includes revenue and subscriber base from unconsolidated affiliates

In line with the industry trend, both consumer and corporate dial up ARPU have declined year on year, as customers continue to migrate to higher speed access services. However, with our continued focus on corporate business, both corporate broadband ARPU and Leased Line ARPU have increased over the same quarter last year. During the quarter, IP Services ARPU increased by 75% over the same quarter last year; due to the move from low value consumer products to higher value corporate products such as hosting services.

Consolidated Results

Revenues

We derive revenues from the following principal sources:

•	Access Services: These comprise of dial-up, broadband (DSL and cable modem) and leased line services.

•	IP services;

•	Commissions; and

•	Other revenues.

Pricing Structure.

We employ a number of pricing structures for our Internet access packages. For dial-up access, we typically employ a two-tiered pricing scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. We believe that this pricing strategy encourages more efficient use of the Group’s international bandwidth. Our leased line customers are billed using a fixed monthly rate, which does not vary with usage levels. IP Services can be billed both on fixed monthly subscription and on usage basis.

The quarter ended 30 June 2007 generated net revenues of S$52.53 million (US$34.33 million); which increased by 9.5% compared to the three months ended 30 June 2006. Of the total revenue growth of 9.5% over the same period last year, revenue growth of 7% was a result of organic growth in our country operations. The higher revenues were primarily driven by growth of Leased Line, Broadband and IP Services Revenues. Revenue growth of 5% was on account of consolidation of one of our entities in our Thailand operation namely WNS (World Net & Services Co Ltd) effective this quarter, which was earlier equity accounted for. The above-mentioned growth was offset with an impact of 2% resulting from a one-time reversal of accrued Australia Tax Office (“ATO”) penalty confirmed as not required in the year 2006.

During the quarter ended June 30, 2007, the corporate business segment, which is our key customer segment, grew revenue by 21.3% from the same quarter last year. This segment contributed approximately 82.5% of the total revenues. We expect the contribution to grow as we continue to expand our corporate business customer base. Corporate customer base as on June 30, 2007 consisted of 124,950 customers.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Access Services: Our Access Services business remains the dominant revenue segment, contributing 71.2% of total revenues in the quarter ended 30 June 2007. Access Services revenues grew 9.7% compared to the same quarter last year, Broadband and Leased Line both experienced growth of 5.2% and 51.0% respectively compared to the quarter ended 30 June 2006.

Dial-up access revenues. Dial-up access revenues are derived from consumers and small corporate customers who use modems to dial into our ISP dial-up network at a speed of up to 56 Kbps, and from corporate customers who access the Internet using our high-speed ISDN services. Dial-up access revenues accounted for 7.1% and 11.1% of our total revenues for the quarter ended June 2007 and in June 2006 respectively. Dial-up access revenue for the quarter ended June 30, 2007 was S$3.7 million (US$2.4 million), which declined 30.4% over the same quarter last year.

Broadband access revenues. Broadband access revenues are revenues derived from consumers and corporate customers who connect to the Internet using time-based, volume-based or unlimited access broadband packages. Broadband revenues are mostly subscription-based with additional usage billed as incurred. Broadband continues to be the largest revenue contributor, accounting for 42.5% and 44.3% of our total revenues for the quarter ended June 2007 and June 2006 respectively.

Broadband revenue for the quarter ended June 30, 2007 was S$22.3 million (US$14.6 million), which increased by 5.2% over the same quarter last year. There is little growth in this segment due to maturity of the main markets and price pressure from competition. During the quarter ended June 30, 2007, Corporate Broadband formed 77.0% of the total Broadband revenue; which continues to be the largest revenue source for the Group. Corporate Broadband revenue grew by 10.2% over the same quarter last year.

Leased line access revenues. Leased line access revenues are revenues derived from dedicated high-speed connectivity Internet services we provide to corporate customers, which include a variety of Internet options that are customized per the customers’ requirements. Leased line revenues are subscription-based. For the quarter ended June 30, 2007 and June 30, 2006, leased line access revenues accounted for 21.6% and 15.7% of the total quarter revenues respectively. Leased line revenues exhibited the highest growth during the quarter. Leased line revenues at S$11.4 million (US$7.4 million) increased by 51.0% over the same quarter last year. This was mainly due to growth in markets such as Australia, Malaysia, Thailand and Singapore for leased line business as we increase our focus on corporate and regional customers.

IP services revenues. This is formerly known as Value Added Services. These services continue to serve as a significant thrust to the overall business performance. Included in this IP-Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services. For the quarter ended June 30, 2007 and June 30, 2006, revenues from IP services accounted for 23.7% and 21.6% of our total quarter revenues respectively. The IP Services business continues its growth, grew by 20.5% compared to the same quarter last year, to reach S$12.5million (US$8.1million). The main driver for growth in this business segment was the Voice product in Australia, hosting services in all country operations and cross-border connectivity services from HK to China.

Commission revenues. We own a travel business branded Safe2Travel, which is one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements. Commission revenues are travel commissions generated by our subsidiary Safe2Travel. We recognize commission revenue according to Emerging Issue Task Force (“EITF”) No. 99-19: Reporting Revenue Gross as a Principal Versus Net as an Agent, and record all air-ticketing revenues at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. Commission revenues accounted for 3.4% and 5.8% of our total revenues for the quarter ended June 2007 June 2006 respectively.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Commission revenues at S$1.8 million (US$1.2 million) decreased by 36.2% over the same quarter last year, due to a one-time reversal of accrued Australia Tax Office (“ATO”) penalty confirmed as not required in the year 2006.

Other revenues. Other revenues consist of mainly system integration revenue and network services revenue. Other revenues contributed to 1.7% of the total revenues for the quarter ended June 2007 and 1.5% of the total revenues in the quarter ended June 2006. Other revenues during the quarter ended June 30, 2007 were S$0.9 million (US$0.6 million).

Operating Costs and Expenses

Operating costs and expenses include:

•	Cost of sales;

•	Selling, general and administrative expenses;

•	Depreciation and amortization of intangible assets; and

•	Allowance for doubtful accounts receivable.

Cost of sales. Cost of sales consist primarily of ADSL wholesale charges, telecommunication costs in international leased circuits and leased line and monthly charges we pay for the use of telephone lines to connect to our modem pool. Cost of sales for the quarter increased 17.9% to S$28.28 million (US$18.49 million) compared to S$23.99 million (US$15.68 million) during the same quarter last year; due to higher bandwidth Internet access services in line with market demand and development.

Sales & marketing expenses. These expenses for the quarter increased 59.2% to S$1.52 million (US$0.99 million) compared to the previous quarter. The increase was mainly due to expenses incurred for the branding campaign in Australia and launch of Voice services in Thailand.

General and administrative expenses. General and administrative expenses consist of payroll expense and staff related costs, traveling expense, professional and consultancy fees and other expenses. These expenses for the quarter decreased 16.3% to S$5.48 million (US$3.58 million). The decrease was mainly due to professional fees relating to MediaRing Takeover Offer and cost relating to the transfer of our Australia technical centre to Newcastle in Year 2006.

Staff cost as a percentage of revenues was 26.2% for June 30,2007 compared to 27.4% for June 30,2006. Headcount (excluding associate operations in India and Thailand) as at the end of 30 June 2007 was 999 employees, which was 11.5% higher than the same period last year. Revenue per employee for the quarter remains consistent with the same quarter last year at approximately S$53,000.

Depreciation and amortization of intangible assets. Depreciation and amortization expense results primarily from the depreciation of fixed assets, including computer equipment and software, furniture and fixtures, leasehold improvements, office equipment and other assets, as well as amortization of intangible assets, including license fees, trademarks, service marks and domain names and acquired customer lists. Depreciation and amortization during the quarter ended June 2007 was S$2.19 million (US$1.43 million).

Allowance for doubtful accounts receivable. The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends. During the quarter ended June 30, 2007, allowance for doubtful accounts receivable was S$0.11 million (US$0.07 million).

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Operating Income

Operating income for the quarter at S$1.18 million (US$0.77 million) increased by 16.2% over the same quarter last year. The increase was due to increase in gross profit by S$0.2 million (US$0.18 million).

Other Income/(Expenses)

Other income/(expenses) consists primarily of equity in gains of unconsolidated affiliates, net loss in foreign exchange and earned interest income. Total other income for the quarter at S$0.29 million (US$ 0.19 million), decreased by 46.1% over the same quarter last year due to one-time gain on disposal of some acquired customer base in Australia. Furthermore, there was lower net interest income earned as a result of lower interest rates in this quarter.

Net Income

For the quarter ended June 30, 2007, net income was S$ 1.06 million (US$ 0.69 million), a 3.2% increase compared to the same period last year. This was primarily due to the higher operating income during the quarter.

Liquidity and Capital Resources

As at June 30, 2007, the Group has cash and cash equivalents and fixed deposits of S$61.9 million (US$ 40.5 million).

Operating and Investing Activities The Group generated S$ 3.9 million (US$ 2.5 million) of cash through operating activities for the six months ended June 30, 2007. This was offset by the outflow of S$3.1 million (US$2.0 million) used in investing activities.

Financing Activities Cash inflow from financing activities amounted to S$0.4 million (US$0.3 million). We received S$ 0.5 million (US$ 0.3 million) during the six months ended June 30, 2007 from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans.

We anticipate that our cash and cash equivalents on hand and expected positive cash flows from our operations will be adequate to satisfy our working capital and capital expenditure requirements based on current levels of our operations.

Proposed Takeover by Connect Holdings Limited

On May 2, 2007, Connect Holdings Limited (“Connect”) commenced a voluntary conditional general offer (“Offer”) to acquire all the issued ordinary shares in the capital of PacNet, other than those already held by Connect, for a purchase price of US$10.00 per Share in cash, without interest.

On June 7, 2007, Connect announced the revision of the Offer price from US$10.00 to US$11.00 net in cash per share without interest and stated that the revised Offer price was final. Connect also announced an extension of the expiration date of the Offer from June 7, 2007 to June 22, 2007. In connection with the Offer, Connect also announced that it had received an irrevocable undertaking from MediaRing Ltd to tender all its shares into the Offer.

On June 12, 2007, Connect announced that the Offer had been declared unconditional as to the level of acceptances but had not yet turned unconditional in all respects.

On June 25, 2007, Connect announced that the Offer had been declared unconditional in all respects and that the initial Offer period has successfully closed. A subsequent offer period that would expire on July 12, 2007 was also announced.

On July 12, 2007 Connect announced that the subsequent Offer period had successfully closed. Accordingly, as of July 12, Connect and parties acting or deemed to be acting in concert with it owned, controlled or have agreed to acquire an aggregate of 12,126,210 PacNet shares which represented approximately 87.59% of the issued shares of PacNet.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Connect had announced that it undertook the Offer to pursue strategic synergies with the Company and that the integration of the Company’s products and services with the Connect group’s current suite of services will enable Connect to meet substantially all of the voice and data requirements of any single corporate client. Connect has also announced that, when circumstances permit, it will apply to de-list the Company’s shares from the NASDAQ Global Market and subject to compliance with applicable laws and regulations, Connect also intends to terminate our reporting obligations under U.S. federal securities laws.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, and contingencies. We based our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

In 2002, the Group has adopted EITF 01-09 – Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products. While the Task Force did not reach a consensus on the classification of the expense associated with free products, the SEC Observer indicated that the SEC staff believes that the expense should be classified as cost of sales. Accordingly, we have expensed off the costs associated with free products to the income statement.

A subsidiary of the Group runs a Rewards Program in which customers earn Rewards Dollars on their purchase of the subsidiary’s services. These Rewards Dollars can be exchanged for free products and services or offset against future amounts payable by the customers. We characterize the associated costs as an expense.

In November 2002, the EITF reached a consensus on Issue No. 00-21—Revenue Arrangement with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. On June 15, 2003, the Group considered the provisions of Issue No. 00-21 and concluded that the impact of the adoption did not have material effect on the Group’s Consolidated Balance Sheet, Statement of Operations or Statement of Cash Flows.

Network Service Costs

Access to Internet for customers outside of our base of owned POP is provided through capacity leased from a number of third-party telecom providers. We are, in effect, buying capacity in bulk at a discount, and providing access to our customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing and terms agreed with the telecom providers.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Stock-Based Compensation Plans

Effective January 1, 2006, the Group adopted the provisions of SFAS No.123R—Share-Based Payment (“SFAS No. 123R”) and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, stock compensation cost is measured on the date of grant, based on fair value, which is estimated using the Black-Scholes option-pricing model. The compensation cost is amortized over the vesting period of the options.

We have elected to apply the “modified prospective” method for the transition.

Prior to the adoption of SFAS No. 123R, the Group applied Accounting Principles Board Opinion No.25 – Accounting for Stock Issued to Employees (“APB No. 25”) and related Interpretations, and provided the disclosures required under SFAS No. 123 – Accounting for Stock Based Compensation (“SFAS No. 123”).

The fair value of the share option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The option-pricing model requires the input of assumptions. The expected volatility assumption was determined using the historical volatility of the company’s shares. The expected holding period represents the period of time the options are expected to be outstanding and is based on historical trends.

Allowance for Doubtful Accounts Receivables

The Group maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Group considers many factors, including the age of the balance, customer’s historical payment history, their current credit-worthiness and current economic trends.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses and companies over the fair value of the net assets acquired.

In accordance with SFAS No. 142, Goodwill and Other Intangibles Assets, goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or change in circumstances indicate that the asset might be impaired by comparing the carrying value to the fair value of the reporting unit to which it is assigned. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved. Expected future cash flows are estimated based on management’s expectation of achievable performance targets as well as the historical financial performance of the reporting unit.

Intangible Assets

Intangible assets consist of trademarks, service marks, domain names, license fees and acquired customer lists. These intangible assets relate to payments made to third parties for such assets and are amortized on a straight-line basis over their estimated useful lives ranging from 2 – 25 years. The management estimates the useful lives based on the legal or expected economic lives of these assets.

Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets, including fixed assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows is less than the carrying amount of the asset or group of assets, the asset or group of assets is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when the quoted market prices are not available for the long-lived assets. Expected future cash flows are estimated based on management’s expectation of achievable performance targets as well as historical trends.

Deferred Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Valuation allowance is estimated based on management’s expectation of achievable performance targets as well as the historical financial performance of the entity to which the allowance relate.

Legal Contingencies

We are involved in material legal proceedings as disclosed below. We are also involved in legal proceedings that are considered normal to our business and have accrued the estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling. Our defense in these matters is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, we do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and Contingent Liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval.

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs initially appealed the Court’s decision, but have since withdrawn their appeal.

The proposed Settlement did not resolve the claims that the plaintiffs have against the underwriter defendants. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen to resolve issues concerning class certification. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing Judge Scheindlin’s order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions.

In light of the Second Circuit’s decision, the district court has held several conferences with the parties to discuss how the litigation will proceed. During a conference on May 30, 2007 before Judge Scheindlin, plaintiffs orally moved for class certification based on two new proposed classes. Plaintiffs’ deadline to file their opening brief on the motion to certify the classes is September 27, 2007. On June 25, 2007, Judge Scheindlin entered an order terminating the proposed Settlement based on a stipulation among the parties to the Settlement. On August 14, 2007, the plaintiffs filed amended complaints in the six class certification focus cases.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers are not be subject to. The parties are currently discussing further discovery that the plaintiffs seek from the underwriters and the issuers.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit and therefore, no accrual has been made. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 June 2007

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995”, some of these may be identified by the use of words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. The Group has made forward-looking statements with respect to the following, among others:

•	projected capital expenditures, expansion plans and liquidity;

•	development and growth of additional revenue sources;

•	development and maintenance of profitable pricing programs; and

•	outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.